

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 5, 2016

Via E-mail
Thomas J. Nimbley
Chief Executive Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re:** **PBF Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35764**

Dear Mr. Nimbley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Part I – page 3

1.   In the first paragraph, you indicate that the term "our" refers to you and your consolidated subsidiaries, which include limited partnerships and LLCs. You then state that you "make certain forward-looking statements, including statements regarding our plans, strategies, objectives, expectations, intentions, and resources, under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995." However, Exchange Act Section 21E(b)(2)(E) states that the section does not apply to a forward-looking statement "relating to the operations of, a partnership, limited liability company, or a direct participation investment program." Therefore, please delete any references to the safe harbor or state explicitly that the safe harbor protections the PSLRA provides do not apply to statements you make relating to such operations.

Business, page 4

2.   You make sales in foreign countries (page 4) and you refer to increased operating income attributable to foreign jurisdictions (page 75). See also the tabular disclosure and footnote 1 at pages F-57 and F-58. As such, please provide all the financial information about geographic areas that Item 101(d) of Regulation S-K requires.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2015 Compared to 2014, page 73

3.   Your revenues declined 33.8% during the year ended December 31, 2015. However, you do not disclose here that the largest component of the decline was the $5.5 billion decrease in revenues attributable to gasoline and distillates (see Note 19 at page F-56). You also do not describe the relative impact that decreased realized sales prices for those items or other material factors had on the magnitude of the decrease. Please expand your disclosure to include the impact of any factors that materially affected your revenues during the subject periods. Additionally, describe any known trends or uncertainties that had a material favorable or unfavorable impact on net sales or revenues. See Item 303(a)(3) of Regulation S-K.

Non-GAAP Financial Measures, page 78

4.   We note that the press releases regarding your results of operations for the fourth quarter of 2015 and the first quarter of 2016, filed on Form 8-K on February 11, 2016 and April 28, 2016 present various non-GAAP measures with greater prominence than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next earnings release.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2317 or, in her absence, Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources